

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2017

Terren Peizer
Chief Executive Officer
NeurMedix, Inc.
6165 Greenwich Drive, Suite 150
San Diego, California 92122

      Re: NeurMedix, Inc.
          Offering Statement on Form 1-A
          Filed May 2, 2017
          File No. 024-10697

Dear Mr. Peizer:

     We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Part I - Notification
Item 4, page 1

1.   We refer to the video entitled, "Eliot for NeurMedix" available online at https://www.youtube.com/watch?v=Qn5hPztT048. We note that the video does not comply with the conditions set forth in Rule 255 of Regulation A and contains statements and projections which are not supported by information in your Offering Circular, including:

       • Inflammation is at the root of most diseases from cancer to diabetes to migraines to Parkinsons and Alzheimers;

      • If a drug halted the diseases causing inflammation and therefore halted the disease, it would be the holy grail and the best-selling drug of all time. NeurMedix could possibly have that drug;

      • Your drug demonstrated 11 pre-clinical studies that halt inflammation.

      • All six human studies were successful in diseases such as diabetes, rheumatoid arthritis and others;

      • You have engaged the top thought leaders in all of these diseases to conduct these studies;

      • Comparisons to Sarepta, Aspen, Amgen, Gilead, Sunten and Biogen, and the implication that your company will perform at the same level as these companies; and

      • The implied upcoming larger IPO.

Please remove the current video and replace it with one that complies with the requirements of Rule 255 of Regulation A. The new video should be located at the same web address as the initial video. The information should be consistent with the information in your Offering Circular. Additionally, the FDA has the sole authority to determine whether the product candidate is effective.

Part II - Information Required in Offering Circular
Cover Page, page 2

2.   Please identify which disclosure format is being followed. Please see subparagraph (a)(1) of Part II of Form 1-A for guidance.

Summary, page 6

3.   Throughout this section, you refer to NE3107 as a technology in some instances but then state in the fourth paragraph that it is an orally administered pill. Please clarify if NE3107 is a technology which has been used to develop drug candidates to treat the indications discussed in this section or if NE3107 is the product candidate. If NE3107 is a technology which has been used to develop drug candidates, please expand your disclosure to identify the product candidates along with the indications they treat.

4.   Please revise your disclosure on page 6 to explain the meaning and significance of your status as a "virtual" biotechnology company.

5.   Please revise to indicate whether NE3107 is a biologic. Also, explain briefly when research first commenced on NE3107 and who conducted that research.

Risk Factors
We depend heavily on the success of the product candidates within our product..., page 11

6.   Your first risk factor states that you initiated a Phase 1/2 clinical trial for NE3107 for the treatment of Parkinson's disease, migraines, POCD, inflammatory myopath or ALS; however, your second risk factor on page 12 states that this is a Phase 2 trial and that NE3107 is currently in Phase 1/2 development for the treatment of ALS and Huntington's

disease. Please revise your disclosure to clear up this inconsistency.

We will incur increased costs as a result of operating as a public company..., page 33

7.   We refer to your disclosure on page 46 indicating that you may elect to become a public company in the future. Accordingly, please revise your disclosures on page 33 and 40 which indicate that you are a public company.

Our Business, page 47

8.   Please disclose when investigational new drug applications ("INDs") were filed for the commencement of clinical trials for NE3107, the trial sponsor and the subject of the INDs.

9.   Your disclosures on pages 6 and 47 indicate that you have "successfully completed" 17 pre-clinical and clinical studies; however, it does not appear that you discuss these studies in the Offering Circular. Please revise your disclosures on pages 48 and 49 concerning the five targeted NE3107 indications to discuss each pre-clinical and clinical study conducted for that indication, including an explanation of when the studies were conducted, who conducted the studies and, if applicable, where they were conducted. Your description of the trials should include their size, endpoints, any material adverse events reported and the results of the trial as compared to the endpoints.

10.   We note several performance claims concerning the safety and efficacy of your NE3107 product candidate. For instance, and without limitation, we note your disclosure on page 46 that "NE3107 appears to be disease modifying" and "can halt the neuro-inflammation, and thereby results in disease non-progression" and your disclosure on page 48 that "NE3107 has demonstrated immunomodulatory activity against all aspects of IBM." Please revise to disclose the basis for all performance claims and identify the pre-clinical or clinical data, if any, that supports these claims. If there is no data supporting such claims, please remove them from your Offering Circular.

Intellectual Property, page 50

11.   Please revise your patent discussion on page 50 to identify which of these patents and patent applications relate to NE3107 and the type of patent protection such as composition of matter, use or process.

Product Development Pipeline, page 51

12.   Please revise your product pipeline table to include a column for Phase 3.
        For NE3107, please add rows to cover each indication that you highlight elsewhere in the Offering Circular or advise. In addition, unless you have completed all required trials in a specific phase, please revise the bars under each indication so that they are in the middle of the current phase of development rather than at the end of the phase.

<u>Security Ownership of Management & Certain Securityholders, page 73</u>

13. We refer to the Business Insider article dated May 11, 2017 available online at http://www.businessinsider.com/yayyo-ipo-ads-tv-ramy-el-batrawisec-rule-jobs-act-2017-5. The article indicates that Mr. Ramy El-Batrawi has stated that he is a 10% investor in NeurMedix, Inc. If true, please revise your beneficial ownership table to disclose Mr. El-Batrawi's beneficial ownership and revise your offering circular to remove reference to Mr. Terren S. Peizer as your sole shareholder.

<u>Part III - Exhibits, page F-14</u>

14. We note that several of the contracts you file are missing signatures from one or more of the executing parties. Please re-file these agreements to include all execution signatures.

15. Please refer to Exhibit 1A-11A Consent of Independent Registered Public Accounting Firm. Request that EisnerAmper LLP:

   • remove from their consent the reference to incorporation "by reference" since their report is included in the registration statement; and
   • include in their consent being named as experts in accounting and auditing under Experts on page 79.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

     You may contact Sasha Parikh at (202) 551-3627 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or Joseph McCann at (202) 551-6262 with any other questions.

                                Division of Corporation Finance
                                Office of Healthcare & Insurance

cc: Joe Tagliaferro, Esq.